Exhibit 99.1

Crescent Point Closes Strategic Montney Acquisition and Provides Update on the Impact of the Alberta Wildfires

CALGARY, AB, May 10, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce that it has successfully closed its previously announced strategic and accretive acquisition of oil and liquids-rich Montney assets in Alberta for $1.7 billion in cash (the "Transaction" or "Acquisition").

This Acquisition aligns with Crescent Point's long-term strategy and enhances the Company's portfolio by adding 600 high-return Montney locations, further extending its premium drilling inventory to 15 years. This Transaction was also immediately accretive to Crescent Point's adjusted funds flow and excess cash flow per share by 20 percent, resulting in a higher return of capital profile for shareholders.

Crescent Point believes these Montney assets have significant upside through a combination of potential reserves growth due to the number of unbooked locations, the opportunity to develop an additional Montney bench based on the significant resource in place and the potential for enhanced efficiencies given the similarities and proximity to its existing Kaybob Duvernay play.

UPDATE ON THE IMPACT OF THE ALBERTA WILDFIRES

As previously announced on May 8, 2023, Crescent Point temporarily shut-in approximately 45,000 boe/d in the Kaybob Duvernay in response to the recent Alberta wildfires. The Company has since restored approximately 75 percent of the production with no damage reported to its assets and plans to fully restore the remaining production once it is safe to do so. Crescent Point will continue to provide updates on its production impacted by the wildfires when appropriate.

The Company's production and assets associated with the Montney Acquisition were not impacted by the wildfires.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "adjusted funds flow from operations") and "excess cash flow per share". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses the measures, refer to the Specified Financial Measures section of the Company's MD&A for the year ended December 31, 2022, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The most directly comparable financial measure for adjusted funds flow from operations disclosed in the Company's primary financial statements is cash flow from operating activities, which for the year ended December 31, 2022, was $2.19 billion.

Excess cash flow per share is a non-GAAP ratio calculated as excess cash flow divided by the number of shares outstanding. Excess cash flow per share presents a measure of financial performance to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. This measure is based on current shares outstanding.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measure provides increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). In particular, this press release contains forward-looking statements pertaining, among other things, to the following: drilling locations, inventory life (on a corporate level and in the Montney); return of capital profile; significant upside in the Montney assets; potential reserves growth due to the number of unbooked locations; the impact of Alberta wildfires on production and capital expenditures, among other matters, and timing for production restoration; opportunity to develop an additional Montney bench based on the significant resource in place; and the potential for enhanced efficiencies.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022 under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

This press release references approximately 15 years of premium locations in corporate inventory, which amounts include booked and unbooked locations. This press release discloses approximately 600 net drilling locations associated with the acquired assets, of which 163 are booked as proved plus probable and approximately 437 are not booked at year-end 2022. The Company's ability to drill and develop unbooked locations and the drilling locations on which the Company actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes.  As a result of these uncertainties, there can be no assurance that the potential future drilling locations that the Company has identified will ever be drilled and, if drilled, that such locations will result in additional crude oil, natural gas or NGLs produced. As such, the Company's actual drilling activities may differ materially from those presently identified, which could adversely affect the company's business.

All financial figures are approximate and in Canadian dollars unless otherwise noted.

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SOURCE Crescent Point Energy Corp.

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%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 13:00e 10-MAY-23